UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. )

SmartRent, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001

par value per share

(Title of Class of Securities)

83193G 107

(CUSIP Number)

August 24, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83193G 107	13G	Page 2 of 9

1	Names of reporting persons Bain Capital Venture Fund 2019, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Class A Common Stock
	6	Shared voting power 19,132,251 shares of Class A Common Stock
	7	Sole dispositive power 0 shares of Class A Common Stock
	8	Shared dispositive power 19,132,251 shares of Class A Common Stock

9	Aggregate amount beneficially owned by each reporting person 19,132,251 shares of Class A Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 9.9%
12	Type of reporting person PN

CUSIP No. 83193G 107	13G	Page 3 of 9

1	Names of reporting persons BCIP Venture Associates II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Class A Common Stock
	6	Shared voting power 1,946,413 shares of Class A Common Stock
	7	Sole dispositive power 0 shares of Class A Common Stock
	8	Shared dispositive power 1,946,413 shares of Class A Common Stock

9	Aggregate amount beneficially owned by each reporting person 1,946,413 shares of Class A Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 1.0%
12	Type of reporting person PN

CUSIP No. 83193G 107	13G	Page 4 of 9

1	Names of reporting persons BCIP Venture Associates II-B, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Class A Common Stock
	6	Shared voting power 158,127 shares of Class A Common Stock
	7	Sole dispositive power 0 shares of Class A Common Stock
	8	Shared dispositive power 158,127 shares of Class A Common Stock

9	Aggregate amount beneficially owned by each reporting person 158,127 shares of Class A Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) Less than 0.1%
12	Type of reporting person PN

CUSIP No. 83193G 107	13G	Page 5 of 9

1	Names of reporting persons BCV 2019-MD Primary, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Class A Common Stock
	6	Shared voting power 735,858 shares of Class A Common Stock
	7	Sole dispositive power 0 shares of Class A Common Stock
	8	Shared dispositive power 735,858 shares of Class A Common Stock

9	Aggregate amount beneficially owned by each reporting person 735,858 shares of Class A Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.4%
12	Type of reporting person PN

CUSIP No. 83193G 107	13G	Page 6 of 9

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is SmartRent, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 18835 N Thompson Peak Parkway, Suite 300, Scottsdale, Arizona 85255.

Item 2(a). Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Venture Fund 2019, L.P., a Cayman exempted limited partnership (“BCV Fund 2019”), BCIP Venture Associates II, L.P., a Delaware limited partnership (“BCIP Venture II”), BCIP Venture Associates II-B, LP, a Delaware limited partnership (“BCIP Venture II-B”), and BCV 2019-MD Primary, L.P., a Cayman exempted limited partnership (“BCV MD Primary” and, together with BCV Fund 2019, BCIP Venture II and BCIP Venture II-B, the “Reporting Persons”).

Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the manager of Bain Capital Venture Investors 2019, LLC, a Cayman limited liability company (“BCV Investors 2019”), which is the general partner of each of BCV Fund 2019 and BCV MD Primary.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the general partner of each of BCIP Venture II and BCIP Venture II-B.

The governance, investment strategy and decision-making process with respect to the investments held by the Reporting Persons is directed by the Executive Committee of BCVI, which consists of Enrique Salem and Ajay Agarwal.

As a result, each of BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 2, 2021, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address of each of the Reporting Persons, BCVI, BCV Investors 2019, Boylston and Messrs. Salem and Agarwal is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c). Citizenship

BCV Fund 2019, BCV MD Primary and BCV Investors 2019 are each organized under the laws of the Cayman Islands. BCIP Venture II, BCIP Venture II-B, BCVI and Boylston are each organized under the laws of the State of Delaware. Messrs. Salem and Agarwal are citizens of the United States.

Item 2(d). Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”).

CUSIP No. 83193G 107	13G	Page 7 of 9

Item 2(e). CUSIP Number

The CUSIP number of the Class A Common Stock is 83193G 107.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership

(a) Amount beneficially owned:

As of the date hereof, BCV Fund 2019 holds 19,132,251 shares of Class A Common Stock, representing approximately 9.9% of the outstanding shares of Class A Common Stock, BCIP Venture II holds 1,946,413 shares of Class A Common Stock, representing approximately 1.0% of the outstanding shares of Class A Common Stock, BCIP Venture II-B holds 158,127 shares of Class A Common Stock, representing less than 0.1% of the outstanding shares of Class A Common Stock, and BCV MD Primary holds 735,858 shares of Class A Common Stock, representing approximately 0.4% of the outstanding shares of Class A Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 21,972,649 shares of Class A Common Stock, representing approximately 11.3% of the outstanding shares of Class A Common Stock.

The percentage of the outstanding shares of Class A Common Stock held by the Reporting Persons is based on 193,716,196 shares of Class A Common Stock issued and outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2021, as amended by Amendment No. 1 to Form 8-K, filed with the Securities and Exchange Commission on August 31, 2021.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

CUSIP No. 83193G 107	13G	Page 8 of 9

0

(ii) Shared power to vote or to direct the vote:

BCV Fund 2019	19,132,251

BCIP Venture II	1,946,413

BCIP Venture II-B	158,127

BCV MD Primary	735,858

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

BCV Fund 2019	19,132,251

BCIP Venture II	1,946,413

BCIP Venture II-B	158,127

BCV MD Primary	735,858

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 83193G 107	13G	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: September 2, 2021	Bain Capital Venture Fund 2019, L.P.

	By:	Bain Capital Venture Investors 2019, LLC,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its manager

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCIP Venture Associates II, L.P.

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

BCIP Venture Associates II-B, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

BCV 2019-MD Primary, L.P.

	By:	Bain Capital Venture Investors 2019, LLC,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its manager

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)

Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: September 2, 2021	Bain Capital Venture Fund 2019, L.P.

	By:	Bain Capital Venture Investors 2019, LLC,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its manager

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCIP Venture Associates II, L.P.

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

BCIP Venture Associates II-B, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

BCV 2019-MD Primary, L.P.

	By:	Bain Capital Venture Investors 2019, LLC,
its general partner

	By:	Bain Capital Venture Investors, LLC,

its manager

By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director